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                                                                    EXHIBIT 99.9
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                             Donald N. Rizzuto, Esq.
                          10 Cedar Swamp Road, Suite 5
                            Glen Cove, New York 11542
                               Tel: (516) 671-6403
                               FaxL (516) 671-6405
                         Email: sdrizzuto@mindspring.com
                                ------------------------

January 15, 2003

Mr. Mark Neuhaus
Chairman
HOM Corporation
4210 Columbia Rd. Suite 10-C
Martinez, GA 30907

                             RE: RETAINER AGREEMENT
                             ----------------------

Dear Mr. Neuhaus

It was a pleasure discussing your intention to retain me as Counsel to HOM Corporation (hereafter "HOM").

From our discussion, you have expressed HOM's desire that I represent HOM, to manage litigation on behalf of HOM in conjunction with other inside and outside counsel where appropriate, particularly in jurisdictions in which I am not admitted to practice, and to provide legal consultation to HOM in all corporate, business, international and securities matters touching and concerning HOM and its subsidiaries.

Toward this end, you have informed me that HOM has agreed to compensate me by one-million, five-hundred thousand (1,500,000) common shares of HOM due and payable upon your execution of this Retainer Agreement and any additional compensation so determined from time to time thereafter by HOM for my dedication to HOM's legal needs as outlined above between January 15, 2003 and January 14, 2004. As agreed, this remuneration is non-refundable under any circumstance since such dedication will preclude a majority of my practice for my other clients in other areas. I accept any and all risk so entailed inherent in the form of accepting this stock in lieu of compensation for legal services and hereby indemnify and hold HOM harmless for any partial or total loss of diminution in value over the course of our relationship due to market forces affecting same. You also realize that best efforts will be utilized in all my activities and that no result in HOM's favor can be guaranteed.

HOM agrees to further pay and all out of pocket disbursements associated with my representation and consultation including, but not limited to, the cost of filings, Court fees, expert witnesses, process servers, accountants, actuaries, appraisers, postage, calendar service, long-distance telephone calls, witness fees, travel, accommodation, meals, parking and photocopies.

Kindly indicate your understanding and acceptance of the aforementioned by signing this letter below where indicated. I look forward to serving you.

Very truly yours,

/s/ Donald Rizzuto
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Donald N. Rizzuto, Esq.

I have read and understood this letter, have received and reviewed a copy of same and agree to all its terms and conditions on behalf of HOM Corporation.

/s/ Mark Neuhaus
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Mark Neuhaus
Chairman, HOM Corporation


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